Mail Stop 4561

January 5, 2007

Gilbert F. Amelio
Chief Executive Officer
Acquicor Technology Inc.
4910 Birch St., Suite 102
Newport Beach, CA 92660

Re: Acquicor Technology Inc.
         Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A
         Filed on October 13, 2006
         File No. 1-32832

Dear Mr. Amelio:

        We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 28

1.   Please include risk factor disclosure that the company that issued the fairness opinion will receive placement agent compensation if the merger is approved.

Convertible Senior Notes, page 69

2.   Please revise to state all the material conditions that must be met in order for the escrowed proceeds to be released.

Note 1 – Description of Transaction and Basis of Presentation, page 89

3.   We have read and considered your response to comment eight. Currently, it is unclear how the consideration indicated in Note 1 to your unaudited pro forma financial statements is allocated to the net assets acquired. Please expand to include within the note, a tabular presentation summarizing the overall purchase price allocation, including the non-cash portions, to the net assets acquired.

Acquicor Technology, Inc.

Financial Statements and Notes

Note L – Subsequent Events, pages F-12 – F-13

4.   We note that a private placement of $145 million principal amount 8% of convertible senior notes was completed. We also note that these convertible notes are convertible into shares of the company's common stock at an initial conversion rate of 136.426 shares per $1,000 principal amount of convertible senior notes, subject to adjustment in certain circumstances. Please advise us and expand your disclosures to clarify the conditions that may result an adjustment to the conversion prices. Provide us with an analysis of how you evaluated the embedded conversion option as well as any other provisions (e.g., call option) of your agreements (e.g., registration rights agreement, convertible debt agreement, etc.) under SFAS 133 and EITF 00-19 in determining whether there are any embedded derivatives within the note and should be classified as a liability.

* * *

As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

All persons who are by statute responsible for the adequacy and accuracy of the proxy statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

You may contact, Yolanda Crittendon, Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel